As filed with the Securities and Exchange Commission on April 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The India Fund, Inc.

(Name of Subject Company (issuer))

The India Fund, Inc.

(Name of Filing Person (offeror))

Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

454089103

(CUSIP Number of Class of Securities)

Ms. Andrea Melia

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

(866) 839-5205

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$117,067,565 (a)	$15,079 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 5,240,267 shares in the offer, based upon a price of $22.34 (98% of the net asset value per share of $22.80 on February 28, 2014).
(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$15,079	Filing Party:	The India Fund, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	March 7, 2014

☐	Check box the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Amendment No. 1 (the “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO originally filed by The India Fund, Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2014 to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1-11.

Not Applicable.

ITEM 12.  EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(5)(ii)	Press Release issued on April 4, 2014.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INDIA FUND, INC.

By: /s/ Alan R. Goodson
Name: Alan R. Goodson
Title: President

Dated: April 4, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated March 7, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(l)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter of Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Stockholders.*

(a)(5)(i)	Press Release issued on March 7, 2014.*

(a)(5)(ii)	Press Release issued on April 4, 2014**

*	Previously filed as an exhibit to the Fund’s Tender Offer on Schedule TO filed with the SEC on March 7, 2014.
**	Filed herewith.